UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------


                                  SCHEDULE 13G


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (AMENDMENT NO.__*)(1)



                     Environmental Solutions Worldwide, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    29 408 K
             -------------------------------------------------------
                                 (CUSIP Number)


                                 August 9, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]          Rule 13d-1(b)

[X]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 29 408 K                    13G                           Page 2 of 23


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Leon D. Black 1997 Five-Year Trust
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,500,000 shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,500,000 shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,500,000 shares of Common Stock (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     4.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Does not include: (i) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, as to which shares the Leon D. Black 1997 Five-Year Trust (the "1997 TRUST") disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, as to which shares the 1997 Trust disclaims beneficial ownership, (iii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "ALEXANDER TRUST"), as to which shares the 1997 Trust disclaims beneficial ownership, (iv) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares the 1997 Trust disclaims beneficial ownership, (v) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "BENJAMIN TRUST"), as to which shares the 1997 Trust disclaims beneficial ownership, (vi) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares the 1997 Trust disclaims beneficial ownership, (vii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "JOSHUA TRUST"), as to which shares the 1997 Trust disclaims beneficial ownership, (viii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares the 1997 Trust disclaims beneficial ownership, (ix) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "VICTORIA TRUST"), as to which shares the 1997 Trust disclaims beneficial ownership, and
(x) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares the 1997 Trust disclaims beneficial ownership.

CUSIP No. 29 408 K                    13G                          Page 3 of 23


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Leon D. Black Trust UAD 11/30/92 FBO Alexander Black
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           300,000 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         300,000 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     300,000 shares of Common Stock (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     0.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes: (i) 150,000 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Alexander Black (the "ALEXANDER TRUST") and (ii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Alexander Trust. Does not include: (i) 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Alexander Trust disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Alexander Trust disclaims beneficial ownership, (iii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "BENJAMIN TRUST"), as to which shares the Alexander Trust disclaims beneficial ownership, (iv) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares the Alexander Trust disclaims beneficial ownership, (v) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "JOSHUA TRUST"), as to which shares the Alexander Trust disclaims beneficial ownership, (vi) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares the Alexander Trust disclaims beneficial ownership, (vii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "VICTORIA TRUST"), as to which shares the Alexander Trust disclaims beneficial ownership, (viii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares the Alexander Trust disclaims beneficial ownership, and (ix) 1,500,000 shares of Common Stock beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares the Alexander Trust disclaims beneficial ownership.

CUSIP No. 29 408 K                    13G                           Page 4 of 23


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           300,000 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         300,000 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     300,000 shares of Common Stock (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     0.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes: (i) 150,000 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "BENJAMIN TRUST") and (ii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Benjamin Trust. Does not include: (i) 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Benjamin Trust disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Benjamin Trust disclaims beneficial ownership, (iii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "JOSHUA TRUST"), as to which shares the Benjamin Trust disclaims beneficial ownership, (iv) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares the Benjamin Trust disclaims beneficial ownership, (v) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "VICTORIA TRUST"), as to which shares the Benjamin Trust disclaims beneficial ownership, (vi) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares the Benjamin Trust disclaims beneficial ownership, (vii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "ALEXANDER TRUST"), as to which shares the Benjamin Trust disclaims beneficial ownership, (viii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares the Benjamin Trust disclaims beneficial ownership, and (ix) 1,500,000 shares of Common Stock beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares the Benjamin Trust disclaims beneficial ownership.

CUSIP No. 29 408 K                    13G                           Page 5 of 23


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Leon D. Black Trust UAD 11/30/92 FBO Joshua Black
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           300,000 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         300,000 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     300,000 shares of Common Stock (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     0.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes: (i) 150,000 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Joshua Black (the "JOSHUA TRUST") and (ii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Joshua Trust. Does not include: (i) 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Joshua Trust disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Joshua Trust disclaims beneficial ownership, (iii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "VICTORIA TRUST"), as to which shares the Joshua Trust disclaims beneficial ownership, (iv) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares the Joshua Trust disclaims beneficial ownership, (v) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "ALEXANDER TRUST"), as to which shares the Joshua Trust disclaims beneficial ownership, (vi) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares the Joshua Trust disclaims beneficial ownership, (vii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "BENJAMIN TRUST"), as to which shares the Joshua Trust disclaims beneficial ownership, (viii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares the Joshua Trust disclaims beneficial ownership, and (ix) 1,500,000 shares of Common Stock beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares the Joshua Trust disclaims beneficial ownership.

CUSIP No. 29 408 K                    13G                           Page 6 of 23


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Leon D. Black Trust UAD 11/30/92 FBO Victoria Black
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           300,000 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         300,000 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     300,000 shares of Common Stock (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     0.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes: (i) 150,000 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Victoria Black (the "VICTORIA TRUST") and (ii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Victoria Trust. Does not include: (i) 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Victoria Trust disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Victoria Trust disclaims beneficial ownership, (iii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "ALEXANDER TRUST"), as to which shares the Victoria Trust disclaims beneficial ownership, (iv) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares the Victoria Trust disclaims beneficial ownership, (v) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "BENJAMIN TRUST"), as to which shares the Victoria Trust disclaims beneficial ownership, (vi) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares the Victoria Trust disclaims beneficial ownership, (vii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "JOSHUA TRUST"), as to which shares the Victoria Trust disclaims beneficial ownership, (viii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares the Victoria Trust disclaims beneficial ownership, and (ix) 1,500,000 shares of Common Stock beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares the Victoria Trust disclaims beneficial ownership.

CUSIP No. 29 408 K                    13G                           Page 7 of 23

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Leon D. Black
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           300,000 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,500,000 shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         300,000 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,500,000 shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,800,000 shares of Common Stock (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     5.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes: (i) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) warrants to purchase 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, and (iii) 1,500,000 shares of Common Stock directly beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares Mr. Black may be deemed to be the indirect beneficial owner but as to which shares Mr. Black disclaims such beneficial ownership. Does not include:
(i) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "ALEXANDER TRUST"), as to which shares Mr. Black disclaims beneficial ownership, (ii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares Mr. Black disclaims beneficial ownership, (iii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "BENJAMIN TRUST"), as to which shares Mr. Black disclaims beneficial ownership, (iv) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares Mr. Black disclaims beneficial ownership, (v) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "JOSHUA TRUST"), as to which shares Mr. Black disclaims beneficial ownership, (vi) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares Mr. Black disclaims beneficial ownership, (vii) 150,000 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "VICTORIA TRUST"), as to which shares Mr. Black disclaims beneficial ownership, and (viii) warrants exercisable for 150,000 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares Mr. Black disclaims beneficial ownership.

CUSIP No. 29 408 K                    13G                           Page 8 of 23

ITEM 1.   (a). NAME OF ISSUER:

               Environmental Solutions Worldwide, Inc. (the "COMPANY")

          (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               250 Shields Court
               Unit # 3
               Markham, Ontario
               Canada L3R 9W7

ITEM 2.   (a). NAME OF PERSON FILING:  This Schedule 13G is being filed pursuant to a Joint Filing Agreement (attached hereto as EXHIBIT 1 and incorporated herein by reference) by (i) the Leon D. Black 1997 Five-Year Trust (the "1997 TRUST"), (ii) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "ALEXANDER TRUST"), (iii) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "BENJAMIN TRUST"), (iv) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "JOSHUA TRUST"), (v) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "VICTORIA TRUST) and (vi) Leon D. Black (collectively, the "REPORTING PERSONS", and each a "REPORTING PERSON").

          (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The residence of each of the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is Apollo Management, L.P., Two Manhattanville Road, Purchase, New York 10577, Attention: Trustee. The principal business office for Leon
               D. Black is Apollo Management, L.P., 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

          (c). CITIZENSHIP: Each of the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is a Trust established under New York law. Leon D. Black is a citizen of the United States of America.

          (d). TITLE OF CLASS OF SECURITIES: This Schedule 13G relates to the Common Stock, par value $.001 per share (the "COMMON STOCK").

          (e). CUSIP NUMBER: The CUSIP number of the Common Stock is 29 408 K


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ]  Bank as defined in Section 3(a) (6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a) (19) of the Exchange Act;

          (d)  [ ]  Investment   company  registered  under  Section  8  of  the
                    Investment Company Act;

          (e)  [ ]  An investment  adviser in accordance with Rule 13-d-1(b) (1)
                    (ii) (E);

CUSIP No. 29 408 K                    13G                           Page 9 of 23


          (f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

          (h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13-d-1(b) (1) (ii) (J);

ITEM 4.    OWNERSHIP.

          (a)  Amount beneficially owned:

     The 1997 Trust is the beneficial owner of 1,500,000 shares of Common Stock.
     (1)(2)

     The Alexander Trust is the beneficial owner of 300,000 shares of Common Stock. (1)(2)

     The Benjamin Trust is the beneficial owner of 300,000 shares of Common Stock. (1)(2)

     The Joshua Trust is the beneficial owner of 300,000 shares of Common Stock.
     (1)(2)

     The Victoria Trust is the beneficial owner of 300,000 shares of Common Stock. (1)(2)

     Leon D. Black is the beneficial  owner of 1,800,000 shares of Common Stock.
     (1)

          (b)  Percent of class:

          See Item 11 on pages 2 through 7. The percentage amount is based on 35,054,874 shares of Common Stock outstanding on August 7, 2001, which includes
(i) 33,554,874 outstanding shares of Common Stock on July 31, 2001 according to the Company's Form 10-QSB filed with the Securities and Exchange Commission on August 14, 2001 and (ii) an additional 1,500,000 shares of Common Stock issued to the 1997 Trust on August 7, 2001.

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

          The 1997 Trust has sole power to vote or to direct the vote of 0 shares of Common Stock.

          The Alexander Trust has sole power to vote or to direct the vote of 300,000 shares of Common Stock.

          The Benjamin Trust has sole power to vote or to direct the vote of 300,000 shares of Common Stock.

          The Joshua Trust has sole power to vote or to direct the vote of 300,000 shares of Common Stock.

          The Victoria Trust has sole power to vote or to direct the vote of 300,000 shares of Common Stock.

          Leon D. Black has sole power to vote or to direct the vote of 300,000 shares of Common Stock.

               (ii) Shared power to vote or to direct the vote:

CUSIP No. 29 408 K                    13G                          Page 10 of 23


          The 1997 Trust has shared power to vote or to direct the vote for 1,500,000 shares of Common Stock.

          The Alexander Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.

          The Benjamin Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.

          The Joshua Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.

          The Victoria Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.

          Leon D. Black has shared power to vote or to direct the vote for 1,500,000 shares of Common Stock.

               (iii) Sole power to dispose or to direct the disposition of:

          The 1997 Trust has sole power to dispose or to direct the disposition of 0 shares of Common Stock.

          The Alexander Trust has sole power to dispose or to direct the disposition of 300,000 shares of Common Stock.

          The Benjamin Trust has sole power to dispose or to direct the disposition of 300,000 shares of Common Stock.

          The Joshua Trust has sole power to dispose or to direct the disposition of 300,000 shares of Common Stock.

          The Victoria Trust has sole power to dispose or to direct the disposition of 300,000 shares of Common Stock.

          Leon D. Black has sole power to dispose or to direct the disposition of 300,000 shares of Common Stock.

               (iv) Shared power to dispose or to direct the disposition of:

          The 1997 Trust has shared power to dispose of or to direct the disposition of 1,500,000 shares of Common Stock.

          The Alexander Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.

          The Benjamin Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.

          The Joshua Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.

          The Victoria Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.

          Leon D. Black has shared power to dispose of or to direct the disposition of 1,500,000 shares of Common Stock.

(1) The 1997 Trust directly beneficially owns 1,500,000 shares of Common Stock, which represents 4.3% of all shares of Common Stock outstanding. The 1997 Trust disclaims beneficial ownership of all of the shares of Common Stock directly beneficially owned by the Alexander Trust, the Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon D. Black, respectively. The Alexander Trust directly beneficially owns 150,000 shares of Common Stock and warrants exercisable for 150,000 shares of Common Stock, which represents 0.9% of all shares of Common Stock outstanding. The Alexander Trust disclaims beneficial ownership of all of the shares of Common Stock directly beneficially owned by the 1997 Trust, the Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon D. Black, respectively. The Benjamin Trust directly beneficially owns 150,000 shares of Common Stock and warrants exercisable for

CUSIP No. 29 408 K                    13G                          Page 11 of 23


150,000 shares of Common Stock, which represents 0.9% of all shares of Common Stock outstanding. The Benjamin Trust disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by the 1997 Trust, the Alexander Trust, the Joshua Trust, the Victoria Trust and Leon D. Black, respectively. The Joshua Trust directly beneficially owns 150,000 shares of Common Stock and warrants exercisable for 150,000 shares of Common Stock, which represents 0.9% of all shares of Common Stock outstanding. The Joshua Trust disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Victoria Trust and Leon D. Black, respectively. The Victoria Trust directly beneficially owns 150,000 shares of Common Stock and warrants exercisable for 150,000 shares of Common Stock, which represents 0.9% of all shares of Common Stock outstanding. The Victoria Trust disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and Leon D. Black, respectively. Leon D. Black directly beneficially owns 150,000 shares of Common Stock and warrants exercisable for 150,000 shares of Common Stock. Although Leon D. Black disclaims beneficial ownership, he may be deemed to indirectly beneficially own 1,500,000 shares of Common Stock that are directly beneficially owned by the 1997 Trust, which together with the shares directly beneficially owned by Mr. Black represent 5.1% of all shares of Common Stock outstanding. Leon D. Black disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by the 1977 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust, respectively. Each warrant beneficially owned by the Alexander Trust, the Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon D. Black are identical in all material respects (the "WARRANTS"). The Warrants have a five-year term, expire on October 10, 2005 and are immediately exercisable at an initial exercise price of $1.20 per share of Common Stock subject to adjustment upon certain events.

(2) Excludes: (i) 150,000 shares of Common Stock and (ii) warrants exercisable for 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, which represents 0.9% of all shares of Common Stock outstanding.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See attached EXHIBIT 2.

CUSIP No. 29 408 K                    13G                          Page 12 of 23


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATIONS.

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


             [The remainder of this page intentionally left blank.]

CUSIP No. 29 408 K                    13G                          Page 13 of 23



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 2001

                                        Leon D. Black 1997 Five-Year Trust


                                        By: /s/ JOHN J. HANNAN
                                            -----------------------------------
                                            Name:  John J. Hannan
                                            Title: Trustee

CUSIP No. 29 408 K                    13G                          Page 14 of 23



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 2001
                            Leon D. Black Trust UAD 11/30/92 FBO Alexander Black


                            By: /s/ JOHN J. HANNAN
                                -----------------------------------------------
                                Name:  John J. Hannan
                                Title: Trustee

CUSIP No. 29 408 K                    13G                          Page 15 of 23



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 2001
                             Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black


                             By: /s/ JOHN J. HANNAN
                                 -----------------------------------------------
                                 Name:  John J. Hannan
                                 Title: Trustee

CUSIP No. 29 408 K                    13G                          Page 16 of 23



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 2001
                               Leon D. Black Trust UAD 11/30/92 FBO Joshua Black


                               By: /s/ JOHN J. HANNAN
                                   --------------------------------------------
                                   Name:  John J. Hannan
                                   Title: Trustee

CUSIP No. 29 408 K                    13G                          Page 17 of 23



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 2001
                             Leon D. Black Trust UAD 11/30/92 FBO Victoria Black


                             By: /s/ JOHN J. HANNAN
                                 -----------------------------------------------
                                 Name:  John J. Hannan
                                 Title: Trustee

CUSIP No. 29 408 K                    13G                          Page 18 of 23



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 2001


                                         /s/ LEON D. BLACK
                                         ---------------------------------------
                                         Leon D. Black

CUSIP No. 29 408 K                    13G                          Page 19 of 23




                          EXHIBIT INDEX TO SCHEDULE 13G
                          -----------------------------

--------------------------------------------------------------------------------
EXHIBIT 1 Agreement among Leon D. Black 1997 Five-Year Trust, Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, Leon D. Black Trust UAD 11/30/92 FBO Victoria Black and Leon D. Black as to joint filing of Schedule 13G.

--------------------------------------------------------------------------------
EXHIBIT 2      Members of the Reporting Group
--------------------------------------------------------------------------------